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June 13, 2024

The Charles Schwab Family of Funds

211 Main Street

San Francisco, California 94105

Re:	Opinion and Consent of Counsel regarding the Registration Statement filed on Form N-14 under the Securities Act of 1933

Dear Ladies and Gentlemen:

We have acted as counsel for The Charles Schwab Family of Funds (the “Trust”), a trust duly organized and validly existing under the laws of the Commonwealth of Massachusetts, in connection with the Trust’s Registration Statement on Form N-14 (the “Registration Statement”), to be filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”), relating to the transfer of all of the assets of the Schwab Variable Share Price Money Fund, a series of the Trust, to the Schwab Government Money Fund, another series of the Trust, in exchange for the issuance of shares of beneficial interest of the Schwab Government Money Fund, and the assumption of the Schwab Variable Share Price Money Fund’s liabilities by the Schwab Government Money Fund pursuant to the proposed reorganization as described in the Registration Statement and form of Agreement and Plan of Reorganization (the “Agreement”), as filed with the Registration Statement. We have examined such governmental and corporate certificates and records as we deemed necessary to render this opinion and we are familiar with the Trust’s Amended and Restated Agreement and Declaration of Trust and its Second Amended and Restated Bylaws, each as amended to date.

In rendering this opinion we have assumed, without independent verification: (i) the due authority of all individuals signing in representative capacities and the genuineness of signatures; (ii) the authenticity, completeness and continued effectiveness of all documents or copies furnished to us; (iii) that any resolutions provided have been duly adopted by the Board of Trustees of the Trust (the “Trustees”); (iv) that the facts contained in the instruments and certificates or statements of public officials, officers and representatives of the Trust on which we have relied for the purposes of this opinion are true and correct; and (v) that no amendments, agreements, resolutions or actions have been approved, executed or adopted that would limit, supersede or modify the items described above. Where documents are referred to in resolutions approved by the Trustees, or in the Registration Statement, we assume such documents are the same as in the most recent form provided to us, whether as an exhibit to the Registration Statement or otherwise.

On the basis of, and subject to, the foregoing, it is our opinion that the authorized shares of beneficial interest of the Trust being registered under the 1933 Act in the Registration Statement have been duly authorized and will be legally and validly issued, fully paid and non-assessable by the Trust when issued in connection with the transfer of the assets pursuant to the terms of the Agreement included in the Registration Statement.

We hereby consent to the use of this opinion as an exhibit to the Registration Statement and to all references to our firm therein. In giving such consent, however, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act, and the rules and regulations thereunder.

Very truly yours,

/s/ Dechert LLP

Dechert LLP